UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number: 001-14260
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
The GEO SAVE 401(K) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The GEO Group, Inc.
One Park Place, 621 NW 53rd Street, Suite 700
Boca Raton, Florida 33487

THE GEO SAVE 401(K) PLAN

DECEMBER 31, 2010

Report of Independent Registered Public Accounting Firm
To the Corporate Retirement Committee
The GEO Save 401(k) Plan
We have audited the accompanying statement of net assets available for benefits of The GEO Save 401(k) Plan (the “Plan”) as of December 31, 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The GEO Save 401(k) Plan as of December 31, 2010, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2, the Plan adopted new accounting guidance as of December 31, 2010 related to the accounting for loans to participants.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.
/s/ Grant Thornton LLP
Tampa, Florida
June 17, 2011

Report of Independent Registered Public Accounting Firm
To the Corporate Retirement Committee
The GEO Save 401(k) Plan
Boca Raton, Florida
We have audited the accompanying statement of net assets available for benefits of The GEO Save 401(k) Plan (the “Plan”) as of December 31, 2009. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of The GEO Save 401(k) Plan as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
/s/ Cherry, Bekaert & Holland, L.L.P.
Tampa, Florida
June 14, 2010

THE GEO SAVE 401(K) PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments, at fair value:
Separate account guaranteed interest contract	$18,088,466	$7,865,677
Mutual funds	37,097,104	18,584,164
Pooled separate accounts	7,269,531	—
The GEO Group, Inc. common stock	6,355,910	4,596,985

	68,811,011	31,046,826

Receivables:
Notes receivable from participants	4,094,275	2,010,859
Employer’s contributions receivable	—	30,793

	4,094,275	2,041,652

Liabilities:
Corrective distribution payable	(118,000)	—

Net assets available for benefits, at fair value	72,787,286	33,088,478

Adjustment from fair value to contract value for interest in separate account guaranteed interest contract relating to fully benefit-responsive investment contract	(302,188)	(330,599)

Net assets available for benefits	$72,485,098	$32,757,879

See notes to financial statements.

THE GEO SAVE 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$3,783,120
Interest and dividends	814,818

4,597,938

Interest on notes receivable from participants	121,544

Contributions:
Participant	4,836,734
Employer	1,416,104
Rollover	442,753

6,695,591

Total additions	11,415,073

Deductions from net assets attributed to:
Benefits paid to participants	4,746,812
Administrative expenses	104,401

Total deductions	4,851,213

Net increase in net assets available for benefits before transfers of merged assets	6,563,860

Transfers of assets from merged Cornell Companies 401(K) and Profit Sharing Plan (Note 9):	33,163,359

Net assets available for benefits, beginning of year	32,757,879

Net assets available for benefits, end of year	$72,485,098

See notes to financial statements.

THE GEO SAVE 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
Note 1 — Plan Description
Plan Description — The GEO Save 401(k) Plan, (the “Plan”), amended and restated in 2010 by The GEO Group, Inc. (the “Company”), is a defined contribution plan. In 2009, the Plan was amended to allow participants from entities that were acquired by the Company to rollover their outstanding loans. The amendment to the Plan in 2010 was primarily administrative in nature and the Plan’s documents were restated to reflect this and prior amendments. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The following is a summary of major plan provisions. Participants should refer to the Plan document for more complete information.
Participation — An employee age 18 or older is eligible to participate in the Plan on the first day of the payroll period following the date of employment.
Contributions and Allocations — The Plan permits tax-deferred contributions from 1% to 75% of a participant’s annual compensation, subject to certain Internal Revenue Code (“IRC”) limitations. Participant contributions are subject to certain limitations established by the IRC. Amounts contributed by participants are fully vested when made. The Plan allows for rollovers of vested contributions from previous employers’ qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.
The Company may contribute to the Plan either annual or bi-weekly matching contributions on behalf of participants who made elective deferrals during such period in an amount determined annually by the Company’s management. The Company may, at its discretion, designate a different matching contribution formula for participants at each separate work site, and/or participants with different job classifications. In order to be entitled to an allocation of the Company’s annual matching contribution, participants, as defined under the Plan, must be employed on the last day of the Plan year. Also, the Company, at its discretion, may make a basic voluntary contribution to the Plan each year.
Participant Accounts — Each participant’s account is credited with the participant’s contributions and withdrawals, and allocations of the Company’s contributions, Plan earnings and expenses. Allocations are based on participant earnings or account balances as of the date of the allocation.
Notes Receivable from Participants — Participants may borrow from their accounts a minimum of $1,000 and a maximum not to exceed the lesser of $50,000, or 50% of their vested account balance. Loans are repayable through payroll deductions over a period not to exceed five years, unless used to acquire a principal residence, in which case the repayment period may not exceed ten years. Loans are secured by balances in participants’ vested accounts. The interest rates on loans outstanding as of December 31, 2010 and 2009 ranged from 4.25% to 9.25%.
Forfeited Accounts — At December 31, 2010 and 2009, forfeited non-vested amounts totaled approximately $255,000 and $206,000, respectively. Any non-vested portion of matching contributions credited to the accounts of participants who withdraw prior to becoming fully vested is forfeited and used by the Company to reduce future matching contributions and/or payment of eligible administrative expenses. The Company utilized approximately $101,000 of forfeitures for the payment of employer matching contributions for the year ended December 31, 2010.
Vesting — Participants vest in the Company’s contributions upon completion of three years of vesting service, as defined in the Plan. Additionally, Company contributions become fully vested upon normal retirement age, as defined by the Plan, death, or termination of employment as a result of a total or permanent disability.
Payment of Benefits — Eligible participants may elect to receive benefits in a lump-sum payment, a series of payments within one calendar year, a series of annual installments of approximately equal amounts to be paid over a period of five to ten years, or the employee’s vested benefit may be used to purchase an immediate or deferred annuity. The amount of benefits paid will be determined by the balance in the participant’s Plan account at the date of retirement, termination, death or disability.
Note 2 — Summary of Significant Accounting Policies
Basis of Accounting — The accompanying financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles (GAAP). Benefits are recorded as reductions to net assets when paid.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See below for discussion of Fair Value Measurements.
While investment contracts held by a defined contribution plan are required to be reported at fair value, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. The contract value is the relevant measurement since it represents the amount that the participant would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.
Notes Receivable from Participants— Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Fair Value Measurements — Accounting standards provide a framework for measuring investments at fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).
Three levels of inputs may be used to measure fair value:
Level 1 — Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 — Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 — Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Mutual Funds — These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.
The GEO Group, Inc. Common Stock — The GEO Group, Inc. common stock account is based on cash held in the account plus the ending quoted closing price of the common stock of the Company that is held by the account on the last day of the Plan year and is classified within level 1 of the valuation hierarchy.
Pooled Separate Accounts— Investments in pooled separate accounts are represented by a “unit of account” and per unit values whose value is the result of the accumulated values of the underlying investments. These underlying investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the mutual fund investments. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The Pooled Separate Account fair values are classified within level 2 of the valuation hierarchy.
Separate Account Guaranteed Interest Contract (SAGIC) — These investments are made by the Plan in an Unallocated Group Fixed Annuity Contract which is invested in a Diversified Bond Separate Investment Account. The SAGIC fair value is measured based on the fair values of the underlying assets which primarily consist of publicly quoted corporate and municipal debt instruments. The SAGIC guarantees a fixed interest rate. The investment contract is classified within level 3 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.
New Accounting Standards —
In 2010, the Plan adopted the guidance under Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25) which retrospectively reclassified participant loans previously reported at fair value as a component of investments to notes receivable from participants. Notes receivable from participants are measured at unpaid principal plus interest. The adoption of this guidance had no impact on financial position or change in net assets of the Plan.
In 2010, the Plan adopted the guidance under Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06), which requires new disclosures about fair value measurements. The guidance requires the Plan to disclose the amounts and reasons for significant transfers between Level 1 and Level 2 and significant transfers into and out of Level 3 of the fair value hierarchy. Effective for fiscal years beginning after December 15, 2010, this guidance also requires the Plan to disclose purchases, sales, issuances, and settlements gross in the Level 3 reconciliation. The Company elected to adopt this disclosure requirement in 2010. Since this new guidance only amends the disclosure requirements, the adoption of this guidance did not have any impact on the Plan’s statement of net assets or statement of changes in net assets.
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards — Fair Value Measurement (ASU 2011-04). The guidance in ASU 2011-4 provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012. Plan management is currently evaluating the impact of pending adoption of ASU 2011-04 on the Plan’s financial statements.
Subsequent Events — The plan has evaluated subsequent events through the date the financial statements were issued.
Note 3 — Fair Value of Investments
Below are the Plan’s investments carried at fair value on a recurring basis at December 31, 2010 and 2009 by the fair value hierarchy levels described in Note 2:

	Quoted Prices in
	Active Markets for	Significant	Significant
	Identical Assets	Observable	Unobservable	Total
December 31, 2010:	(Level 1)	Inputs (Level 2)	Inputs (Level 3)	Fair Value
Investments, at fair value:
Separate account guaranteed interest contract	$—	$—	$18,088,466	$18,088,466
Mutual funds:
Large Cap Funds	4,050,661	—	—	4,050,661
Mid Cap Funds	3,723,622	—	—	3,723,622
Small Cap Funds	4,898,530	—	—	4,898,530
Global Funds	6,428,908	—	—	6,428,908
Target Retirement Funds	6,796,799	—	—	6,796,799
Income Funds	4,259,072	—	—	4,259,072
Other Funds	6,939,512	—	—	6,939,512
Pooled separate accounts:
Conservative Journey Fund	—	308,659	—	308,659
Moderate Journey Fund	—	6,365,071	—	6,365,071
Ultra Aggressive Journey Fund	—	595,801	—	595,801
GEO common stock	6,355,910	—	—	6,355,910

Total investments, at fair value	$43,453,014	$7,269,531	$18,088,466	$68,811,011

	Quoted Prices in
	Active Markets for	Significant	Significant
	Identical Assets	Observable	Unobservable	Total
December 31, 2009:	(Level 1)	Inputs (Level 2)	Inputs (Level 3)	Fair Value
Investments, at fair value:
Separate account guaranteed interest contract	$—	$—	$7,865,677	$7,865,677
Mutual funds	18,584,164			18,584,164
GEO common stock	4,596,985	—	—	4,596,985

Total investments, at fair value	$23,181,149	$—	$7,865,677	$31,046,826

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets and liabilities for the year ended December 31, 2010:

				Sales,
				Issuances,
			Interest	Maturities,
	Beginning	Depreciation of	and	Settlements,	Ending Fair
	Fair Value	Investments	Dividends	Net	Value
Separate account guaranteed interest contract	$7,865,677	$(28,411)	$—	$10,251,200	$18,088,466

Total	$7,865,677	$(28,411)	$—	$10,251,200	$18,088,466

Following is additional information for the Plan’s investments, whose fair value is estimated using the practical expedient of the reporting net asset value (NAV):

			Expected			Redemption
		Unfunded	Liquidation	Redemption	Redemption	Restrictions
Pooled Separate Accounts:	Fair Value*	Commitments	Term	Terms	Restrictions	at 12/31/10
Conservative Journey Fund (a)	$308,659	$—	—	Immediate	None	None
Moderate Journey Fund (b)	$6,365,071	$—	—	Immediate	None	None
Ultra Aggressive Journey Fund (c)	$595,801	$—	—	Immediate	None	None

*	Estimated using the NAV of the underlying funds.

(a)	The Conservative Journey Fund’s objective is to limit exposure to risk while recognizing the importance of equity investments as a hedge against inflation seeking to provide both capital Appreciation and income by investing in equity, fixed-income and cash investments.

(b)	The Moderate Journey Fund’s objective is to provide both long-term growth and short-term stability by holding larger positions in stocks and conservative-allocation funds. This fund holds equity, fixed-income and cash investments.

(c)	The Ultra Aggressive Journey Fund focuses on long term holding periods, high risk tolerance for maximizing total return by investing in equities of various size foreign and U.S. companies.
Note 4 — Investments
Investments that represent 5% or more of the net assets available for benefits at December 31, 2010 and 2009 are as follows:

	2010	2009
Diversified Bond SAGIC, at contract value	$17,786,278	$7,535,078
Mass Mutual Select Core Opportunities Fund	1,933,175	1,734,849
Mass Mutual Select Indexed Equity Fund	4,802,462	4,004,665
Mass Mutual Select Small Company Value Fund	2,218,345	1,854,593
RidgeWorth Total Return Bond Fund	2,562,944	2,038,926
The GEO Group, Inc. Common Stock	6,355,910	4,596,985
Janus Overseas Fund	5,904,981	N/A
John Hancock Large Cap Equity Fund	3,561,677	N/A
MassMutual Moderate Journey	6,365,071	N/A
The following summarizes the net appreciation (including gains and losses on investments bought, sold and held during the year) in the fair value of investments for the year ended December 31, 2010:

Mutual funds	$3,069,461
GEO common stock	518,995
Pooled separate accounts	194,664

Net appreciation in fair value of investments	$3,783,120

Note 5 — Separate Account Guaranteed Interest Contract
In 2007, the Plan entered into a benefit-responsive investment contract with the State Street Bank Diversified Bond Fund (the “SAGIC Fund”). The SAGIC Fund maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the SAGIC Fund. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the separate account guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract was $18,088,466 and $7,865,677 at December 31, 2010 and 2009, respectively. The average crediting interest rate is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value of the investment. The separate account guaranteed interest contract does not allow the crediting interest rate below zero percent.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.
The separate account guaranteed investment contract does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with investment agreement.

	2010	2009
Average yields
Based on actual earnings	3.09%	3.73%
Based on interest rate credited to participants	3.09%	3.73%

Note 6 — Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
Note 7 — Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated July 8, 2010, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability or asset if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
Note 8 — Administrative Expenses
The Plan pays for all costs of Plan administration, which includes third-party administrator fees. The costs of administration are passed on to the participants ratably based on participant balances.
Note 9— Cornell Companies 401(k) and Profit Sharing Plan Merger
In 2010, the Company acquired Cornell Companies, Inc. As part of the acquisition the Company merged The Cornell Companies Inc. 401(k) and Profit Sharing Plan and The GEO Save 401(k) Plan. The merger was effective November 1, 2010. Assets of approximately $33.1 million ($31.6 million of investments and cash and $1.5 million of notes receivable from participants) were transferred to the Plan in November 2010. All assets of The Cornell Companies Inc. 401(k) and Profit Sharing Plan were received by the Plan as of November 30, 2010.
Note 10 — Party-In-Interest Transactions
Certain Plan investments held during 2010 and 2009 are issued by MML Investors Services Inc., a subsidiary of Mass Mutual Life Insurance Company (“Mass Mutual”), the Plan’s third-party administrator or are issued by State Street Bank, the Plan’s trustee. As such, these transactions qualify as party-in-interest transactions. The Plan also invests in The GEO Group, Inc. common stock and therefore, these transactions qualify as party-in-interest transactions.
Note 11 — Risks and Uncertainties
The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

THE GEO SAVE 401(K) PLAN
(Plan Number 001, Employer Identification Number 65-0043078)
Schedule H, line 4i — Schedule of Assets (Held as End of Year)
December 31, 2010

(a)	(b)	(c)	(d)
		Description of investment
	Identity of issue	including maturity date,
	borrower, lessor or	rate of interest, collateral,	Current
	similar party	par or maturity value	value
		Separate account guaranteed interest contract:
*	State Street Bank	Diversified Bond (at contract value)	$17,786,278

		Mutual funds:
*	Mass Mutual	Holding Account	406
*	Mass Mutual	Destination Retirement, Income Fund	232,850
*	Mass Mutual	Destination Retirement 2010 Fund	1,042,435
*	Mass Mutual	Destination Retirement 2020 Fund	2,354,798
*	Mass Mutual	Destination Retirement 2030 Fund	1,612,003
*	Mass Mutual	Destination Retirement 2040 Fund	1,363,186
*	Mass Mutual	Destination Retirement 2050 Fund	191,527
*	Mass Mutual	Select Large Cap Value Fund	488,984
*	Mass Mutual	Select Core Opportunities Fund	1,933,175
*	Mass Mutual	Select Indexed Equity Fund	4,802,462
	Janus	Overseas Fund	5,904,980
	Goldman Sachs	Select Mid-Cap Value Fund	2,357,361
	Oppenheimer	Developing Markets Fund	162,267
*	Mass Mutual	Select Small-Cap Value Equity Fund	2,367,430
*	Mass Mutual	Select Small Company Value Fund	2,218,345
*	Mass Mutual	Select Small-Cap Growth Equity Fund	299,924
*	Mass Mutual	PremierGlobal Fund	523,928
	Northern	International Equity Index Fund	7,775
	Northern	Bond Index Fund	33,833
	John Hancock	Strategic Income Fund	1,695,363
	RidgeWorth	Total Return Bond Fund	2,562,944
	Northern	Small Cap Index Fund	12,831
*	Mass Mutual	Select Mid-Cap Growth II Fund	1,327,897
	John Hancock	Large Cap Equity Fund	3,561,677
	John Hancock	Strategic Income Fund	359
	Northern	Mid Cap Index Fund	38,364

			37,097,104

		Pooled separate accounts:
*	Mass Mutual	Conservative Journey Fund	308,659
*	Mass Mutual	Moderate Journey Fund	6,365,071
*	Mass Mutual	Ultra Aggressive Fund	595,801

			7,269,531

*	The GEO Group, Inc.	Common stock	6,355,910
		Notes receivable from participants, (interest rates from 4.25% to 9.25%, maturing no later than 2015)	4,094,275

		Total	$72,603,098

*	Party-In-Interest as defined by ERISA

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The GEO Group, Inc. The GEO Save 401(k) Plan
Date: June 17, 2011	/s/ Brian R. Evans
BRIAN R. EVANS
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Accounting Firm — Grant Thornton LLP

23.2	Consent of Independent Registered Accounting Firm — Cherry, Bekaert & Holland, L.L.P.